Mail Stop 3-8

							 November 22, 2004




By Facsimile and U.S. Mail

Mr. Howard R. Levine
Chairman and Chief Executive Officer
Family Dollar Stores, Inc.
10401 Monroe Road
Matthews, North Carolina  28105

Re:     Family Dollar Stores, Inc.
           Form 10-K for the year ended August 28, 2004
           File No.  1-6807

Dear Mr. Levine:

We have completed a limited review of the above referenced filings. Our review was limited to certain sections of your management`s discussion and analysis of financial condition and results of operations. The review resulted in the following accounting comments. All page references are keyed to the filings you submitted in electronic form on EDGAR.


FORM 10-K FOR THE YEAR ENDED AUGUST 28, 2004


Item 7. Management`s Discussion and Analysis of Financial Condition and Result of Operations

Net Sales, page 12

1. You disclose that net sales increased $532 million, or 11.2% during fiscal 2004. In future filings, please also disclose in dollars the sales of your new stores in fiscal 2004 and the incremental effect of having stores opened in 2003 being open all of 2004, so that readers better understand the portion of the overall change in your retail sales from period to period that relates to these business reasons. Similarly, please revise your discussion for other periods as well.



Selling, General and Administrative Expenses, 19

2. You disclose that selling, general and administrative expenses increased $157 million during fiscal 2004. Further, we note from your disclosures in Note 4 relating to accrued liabilities that self-insurance reserves increased approximately $35 million, or 39% during fiscal 2004, and these reserves increased 41% during fiscal 2003. Supplementally please tell us and disclose in MD&A in future filings a more comprehensive reason for significant increases in your reserve for self-insurance liabilities. Please provide us support for the major components of the total self-insurance reserves for the periods presented.

Item 15.  Exhibits, Financial Statement Schedules and Reports on Form
8-K

(a) Documents files as part of this report, page 37

3. We note that you do not include Schedule II -Valuation and Qualifying Accounts and Reserves as required by Rules 5-04(c) and 12-09 of Regulation S-X. Please tell us and disclose in future filings
Schedule II to include the amounts of all reserves recorded for all periods presented.

Exhibits filed herewith, page 41

Exhibits 31.1 and 31.2

4. In future filings, please delete the title of each officer from the first sentence of each certification that you file. The certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K. Please also confirm that the inclusion of your CEO`s and CFO`s title of your principal executive officer and your principal financial officer in the first line of each certification was not intended to limit the capacity in which such individuals provided the certifications in your Form 10-K for the year ended August 28, 2004.

General

Please send us your response to our comments within ten days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

If you have any questions regarding our comment, please direct them to Milwood Hobbs at (202) 942-2846 or, in his absence, to the undersigned at (202) 942-2823. Any other questions regarding disclosure issues maybe directed to H. Christopher Owings at (202) 942-1900.

							Sincerely,



							Michael Moran
							Branch Chief


Mr. Howard R. Levine
Family Dollar Stores, Inc.
November 22, 2004
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